Exhibit (a)(1)(O)

Blackbaud Completes Tender Offer for Kintera

Charleston, S.C. – July 8, 2008 – Blackbaud, Inc. (NASDAQ: BLKB) today announced the completion of its tender offer by its wholly-owned subsidiary, Eucalyptus Acquisition Corporation, at $1.12 net per share in cash for all the outstanding shares of common stock of Kintera, Inc. (NASDAQ: KNTA). The tender offer expired at 12:00 Midnight, New York City time, on Monday, July 7, 2008.

The depositary for the offer has advised Blackbaud and Eucalyptus Acquisition Corporation that, as of the expiration of the initial offering period, approximately 37.3 million shares were tendered, delivered, and not withdrawn in the tender offer. Those shares represent approximately 92.0% of Kintera’s outstanding shares as of the expiration of the initial offering period. As of that time, approximately 750,000 additional shares, or another 1.8%, were tendered pursuant to guaranteed delivery procedures and are subject to delivery of the shares within three trading days after the date of the guarantee. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.

Blackbaud expects to effect, without a vote or meeting of Kintera stockholders, a “short-form” merger as soon as practicable to complete the Kintera acquisition. Following the acquisition, Kintera will become a wholly-owned subsidiary of Blackbaud. In the merger, each of the remaining shares of Kintera common stock (other than any shares in respect of which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive the same $1.12 net per share in cash that was paid in the tender offer. Following the merger, Kintera’s common stock will cease to be traded on NASDAQ.

About Blackbaud

Blackbaud is the leading global provider of software and services designed specifically for nonprofit organizations, enabling them to improve operational efficiency, build strong relationships, and raise more money to support their missions. Approximately 19,000 organizations — including the American Red Cross, Dartmouth College, the WGBH Educational Foundation, Episcopal High School, Lincoln Center, Cancer Research UK, Special Olympics, and Arthritis Foundation — use one or more of Blackbaud products and services for fundraising, constituent relationship management, financial management, direct marketing, school administration, ticketing, business intelligence, website management, prospect research, consulting, and analytics. Since 1981, Blackbaud’s sole focus and expertise has been partnering with nonprofits and providing them the solutions they need to make a difference in their local communities and worldwide. Headquartered in the United States, Blackbaud also has operations in Canada, the United Kingdom, and Australia. For more information, visit www.blackbaud.com.

About Kintera

Kintera provides software as a service to help organizations quickly and easily reach more people, raise more money and run more efficiently. The Kintera Sphere® technology platform empowers The Giving ExperienceTM, and features a social constituent relationship management (CRM) system, enabling donor management, e-mail and communications, web sites, events, advocacy programs, wealth screening and accounting. For more information about Kintera software and services visit www.kintera.com.

Contacts:

Investors:

Tim Dolan

ICR

timothy.dolan@icrinc.com

617.956.6727

Media:

Melanie Milonas

Blackbaud, Inc.

melanie.milonas@blackbaud.com

843.216.6200 x3307

Source: Blackbaud

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following risks related to the expected timing and financial or other benefits of the Kintera acquisition: management of integration of acquired companies and other risks associated with acquisitions; risk associated with successful implementation of multiple integrated software products; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; general economic risks; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website at www.sec.gov upon request from Blackbaud’s investor relations department.

All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.